TSX/NYSE/PSE: MFC	SEHK: 945
C$ unless otherwise stated
For Immediate Release
May 3, 2017

This quarterly earnings news release should be read in conjunction with the Company's First Quarter 2017 Report to Shareholders, including our unaudited Interim Consolidated Financial Statements, for the three months ended March 31, 2017, prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), which is available on our website at http://www.manulife.com/reports.
Additional information relating to the Company is available on the SEDAR website at http://www.sedar.com and on the U.S. Securities and Exchange Commission's ("SEC") website at http://www.sec.gov (EDGAR filers section).
We use a number of non-GAAP measures to measure performance and to assess our businesses. For more information on non-GAAP financial measures, see "Performance and Non-GAAP Measures" below and in our First Quarter 2017 Report to Shareholders and 2016 Management's Discussion and Analysis.

Manulife reports 1Q17 net income of $1,350 million and core earnings of $1,101 million, and $1 trillion in assets under management and administration
TORONTO – Manulife Financial Corporation ("MFC") today announced net income attributed to shareholders of $1,350 million for the first quarter of 2017 ("1Q17"), fully diluted earnings per common share of $0.66 and return on common shareholders' equity ("ROE") of 13.7%, compared with $1,045 million, $0.51, and 10.8%, respectively, for the first quarter of 2016 ("1Q16"). The increase in net income attributed to shareholders reflects growth in core earnings and a return to positive investment-related experience, partially offset by lower gains related to the direct impact of markets. For 1Q17, MFC generated core earnings of $1,101 million, diluted core earnings per common share of $0.53 and core return on common shareholders' equity ("Core ROE") of 11.1%, compared with $905 million, $0.44, and 9.3%, respectively, for 1Q16.
Donald Guloien, President and Chief Executive Officer, stated, "This was a solid quarter for Manulife, with core earnings of $1.1 billion and net income of $1.35 billion. We were pleased with how our operations around the world performed; and our key growth drivers, Asia and wealth and asset management, once again delivered excellent results."
"Our global Assets Under Management and Administration achieved an important milestone, exceeding $1 trillion for the first time in Company history," added Mr. Guloien.
Steve Roder, Chief Financial Officer, said, "In Asia, we achieved a 31% increase in annualized premium equivalent sales compared with 1Q16, with strong double-digit growth in most territories and importantly, a 53% increase in new business value, which speaks to the quality of sales we generated."
"This quarter we continued to execute on our strategy to diversify our funding sources and expand our investor base with the successful completion of a 15-year US$750 million callable subordinated note offering in the United States. This offering contributed to our leverage ratio ending the quarter at 30.1%, as we opportunistically pre-financed the recently announced and potential future redemptions," added Mr. Roder.
HOW OUR COMPANY PERFORMED
Profitability
Reported net income attributed to shareholders of $1,350 million in 1Q17, up $305 million compared with 1Q16
The increase in net income attributed to shareholders reflects growth in core earnings and a return to positive investment-related experience, partially offset by lower gains related to the direct impact of markets. Each of these items is described below.
Generated core earnings of $1,101 million in 1Q17, an increase of $196 million or 22% compared with 1Q16
The increase in core earnings was driven by strong new business and in-force growth in Asia, growth in our wealth and asset management businesses, the reduction of equity hedging costs, and core investment gains of $46 million (compared with nil in 1Q16), partially offset by a $32 million unfavourable currency impact from the strengthening of the Canadian dollar compared with the U.S. dollar. We reported an $11 million improvement in policyholder experience which included a significant

May 3, 2017 – Press Release Reporting First Quarter Results

improvement in U.S. Insurance policyholder experience that was mostly offset by higher long-term disability claims in Canadian Group Benefits. Core earnings in 1Q17 included net policyholder experience charges of $25 million post-tax ($28 million pre-tax) compared with charges of $36 million post-tax ($68 million pre-tax) in 1Q16.
Generated ROE and core ROE of 13.7% and 11.1%, respectively, in 1Q17 compared with 10.8% and 9.3%, respectively, in 1Q16
The improvements in ROE and core ROE are a consequence of growth in net income attributed to shareholders and core earnings, respectively.
Generated investment-related experience gains of $46 million in 1Q17 compared with charges of $340 million in 1Q16
The $46 million gain reported in 1Q17 reflected approximately $200 million related to the favourable impact of fixed income reinvestment activities on the measurement of our policy liabilities and favourable credit experience, partially offset by approximately $150 million related to lower than expected returns (including fair value changes) on alternative long-duration assets. In 1Q16, net investment-related experience charges of $340 million primarily related to lower than expected returns on alternative long-duration assets. In accordance with our definition of core earnings, we included $46 million of investment-related experience gains in core earnings in 1Q17 and nil in 1Q16. (See "Performance and Non-GAAP Measures" in our First Quarter 2017 Report to Shareholders)
Reported gains related to the direct impact of markets of $267 million in 1Q17 compared with $474 million in 1Q16
The 1Q17 gains were largely due to favourable equity markets, as well as gains from our variable annuity hedging program related to active managers outperforming benchmarks. We also experienced modest gains related to the direct impact of interest rates on the valuation of our policy liabilities due to a flattening yield curve and, in Japan, narrowing swap spreads. This was partially offset by losses from widening swap spreads in North America. During the quarter, we replaced a portion of our interest rate swap portfolio with bond futures to reduce our U.S. swap spread exposure, and in addition repositioned a portion of our hedge portfolio in order to reduce the impact of non-parallel yield curve movements. The 1Q16 gains were primarily driven by interest rate movements and realized gains on the sale of available-for-sale bonds.
Growth
Generated net flows of $4.3 billion in our wealth and asset management ("WAM") businesses in 1Q17 compared with $1.7 billion in 1Q161
1Q17 marked the 29th consecutive quarter of positive net flows in our WAM businesses. Positive net flows were generated across all three operating divisions and in each of our global segments: pensions, mutual funds and institutional advisory. Our U.S. mutual funds and pensions businesses returned to positive net flows following recent negative net flows. Asia pensions continued to deliver solid net flows following the launch of the Standard Chartered partnership last November in Hong Kong, where we became the number one Mandatory Provident Fund ("MPF") scheme sponsor in the market, in terms of both assets under management and net new cash flows2. Overall, the more favourable WAM net flows in 1Q17 compared with 1Q16 primarily reflect the improvement in U.S. pensions flows, the timing of large institutional advisory mandates, and strong mutual fund sales in mainland China.
Generated gross flows of $33.0 billion in our wealth and asset management businesses in 1Q17, an increase of 21% compared with 1Q161
Double-digit growth in gross flows was reported in all divisions. In Asia, gross flows increased 43% from 1Q16 driven by record pension flows in Hong Kong, in part due to the Standard Chartered distribution partnership, strong mutual fund sales in Japan, and continued strong money market flows and new fund launches in mainland China. In Canada, gross flows increased 29% from 1Q16, driven by large institutional advisory sales and the continued strong performance of our mutual fund line-up combined with successful sales campaigns. In the U.S., record gross flows increased 13% from 1Q16 due to strong intermediary sales and higher model allocations in our mutual fund business, coupled with strong new plan sales in the small- and mid-case pension markets.

Achieved insurance sales of $1.3 billion in 1Q17, an increase of 39% compared with 1Q16
The increase in insurance sales was driven by Asia and a large-case group benefits sale in Canada. In Asia, insurance sales increased 38% from 1Q16 to record levels, driven by strong double-digit growth in most markets, including a more than doubling of sales in mainland China and strong growth in Japan. In Canada, insurance sales nearly doubled from 1Q16 due to the large-case sale noted above. In the U.S., life insurance sales increased 8% from 1Q16 due to expanded distribution reach and the rising popularity of the Vitality feature.

[1]	Commencing in 1Q17, Manulife Asset Management's Institutional Advisory net flows and gross flows are reported by the division corresponding to their geographic source.
[2]	The Gadbury Group MPF Market Shares Report as of December 2016.

May 3, 2017 – Press Release Reporting First Quarter Results

Reported Other Wealth sales of $2.1 billion in 1Q17, a decrease of 11% compared with 1Q16
In 1Q17, Other Wealth sales in Asia decreased 13% from 1Q16, primarily due to a decline in business from bank channels in Japan following particularly strong sales in 1Q16 from successful new product launches. In Canada, sales declined 8% from 1Q16 due to product actions to de-emphasize our higher risk segregated fund products.

Generated New Business Value ("NBV") of $394 million in 1Q17, up 42% compared with 1Q16
The increase in NBV was driven by strong growth in Asia, where NBV increased 53% from 1Q16 to $326 million, reflecting strong annualized premium equivalent ("APE") sales, an improvement in product mix and scale benefits.
Reported core EBITDA1 from our wealth and asset management businesses of $335 million in 1Q17, an increase of 20% compared with 1Q16
The increase in core EBITDA primarily relates to higher fee income on higher average asset levels due to market performance and positive net flows.

Achieved total assets under management and administration ("AUMA") of $1 trillion as at March 31, 2017, an increase of 9% compared with March 31, 2016
The primary driver of the increase in total AUMA was a 14% increase in wealth and asset management AUMA from March 31, 2016, to $565 billion as at March 31, 2017. All divisions contributed double-digit growth in WAM AUMA.
Reported embedded value ("EV") of $46.5 billion as at December 31, 2016, down $1.3 billion from the prior year
Contributions from in-force and new business increased EV by $2.9 billion or 6% from December 31, 2015. This increase was more than offset by the impact of currency movements, the payment of shareholder dividends and, the value of goodwill and intangibles related to 2016 acquisitions and distribution agreements, which are excluded from the definition of EV. The 2016 Embedded Value Report and a presentation providing further details on our NBV and EV are available on our website at http://www.manulife.com.
Financial Strength
Reported a strong MCCSR ratio of 233% for MLI as at March 31, 2017 compared with 230% as at December 31, 2016
The 3 percentage point increase from 230% as at December 31, 2016 was primarily due to a capital issuance as noted below and growth in retained earnings, partially offset by growth in capital requirements.
Reported a financial leverage ratio for MFC of 30.1% at March 31, 2017 compared with 29.5% as at December 31, 2016
Our financial leverage increased from the prior quarter reflecting the issuance of US$750 million in callable subordinated notes to opportunistically pre-finance the recently announced and potential future redemptions, partially offset by higher retained earnings.

[1]	Core earnings before interest, taxes, depreciation and amortization.

May 3, 2017 – Press Release Reporting First Quarter Results

HOW OUR BUSINESSES PERFORMED
We evaluate our divisional operating performance based on core earnings. The table below reconciles core earnings to net income attributed to shareholders.
($ millions)	1Q17	4Q16	1Q16
Core earnings
Asia Division	$408	$388	$371
Canadian Division	319	359	338
U.S. Division	515	471	389
Corporate and Other Excluding expected cost of macro hedges and core investment gains	(166)	(75)	(107)
Expected cost of macro hedges	(21)	(36)	(86)
Core investment gains	46	180	-
Core earnings	$1,101	$1,287	$905
Investment-related experience outside of core earnings	-	-	(340)
Core earnings and investment-related experience outside of core earnings	$1,101	$1,287	$565
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	267	(1,202)	474
Changes in actuarial methods and assumptions	-	(10)	12
Integration and acquisition costs	(18)	(25)	(14)
Tax and other items	-	13	8
Net income attributed to shareholders	$1,350	$63	$1,045
Asia Division
Business highlights
In 1Q17, Asia Division delivered a 31% increase in APE sales and a 53% increase in NBV compared with 1Q16. These increases were driven by strong growth across all our major markets and core distribution channels. We also achieved double-digit growth in gross flows and strong net flows in our wealth and asset management businesses. We enhanced our ManulifeMOVE wellness program with the addition of Apple Watch for customers in Hong Kong. In mainland China, we received the first Investment Company Wholly Foreign-Owned Enterprise license.
Earnings
Expressed in U.S. dollars, the reporting currency of the division, 1Q17 net income attributed to shareholders was US$443 million compared with US$88 million in 1Q16, core earnings was US$308 million in 1Q17 compared with US$270 million in 1Q16 and items excluded from core earnings amounted to a net gain of US$135 million in 1Q17 compared with a net charge of US$182 million in 1Q16.
Core earnings in 1Q17 increased 17% compared with 1Q16 after adjusting for costs arising from the expansion of our dynamic hedging program (there is a corresponding decrease in macro hedging costs in the Corporate and Other segment) and the impact of changes in foreign currency rates. The growth in core earnings was driven by strong double-digit growth in new business volumes, continued growth of in-force business, and a more favourable product mix partially offset by the non-recurrence of gains of US$16 million related to two separate reinsurance treaties in 1Q16.
Sales, Gross Flows and New Business Value (comparisons with 1Q16 and percentage change calculated on a constant currency basis)
Annualized premium equivalent sales in 1Q17 were US$771 million, 31% higher than 1Q16. We achieved double-digit growth in most territories and record APE sales in Japan and Asia Other. Contributing to this increase were insurance sales of US$632 million and other wealth APE sales of US$139 million, up 38% and 6%, respectively, from 1Q16.
·
Japan APE sales in 1Q17 were US$332 million, a 24% increase reflecting the execution of our product and distribution strategies in our agency and independent broker channels, partially offset by a decline in business from bank channels following particularly strong performance in 1Q16 due to new product launches.

·	Hong Kong APE sales in 1Q17 were US$135 million, a 24% increase, driven by a new product launch and the addition of new features, such as ManulifeMOVE with Apple Watch noted above.
·
Asia Other (excludes Japan and Hong Kong) APE sales in 1Q17 were US$304 million, an increase of 43% from 1Q16. Most countries reported double-digit growth in APE sales and notably mainland China APE sales more than doubled 1Q16.

May 3, 2017 – Press Release Reporting First Quarter Results

Wealth and Asset Management gross flows of US$4.2 billion in 1Q17 were US$1.2 billion or 43% higher than 1Q16. We reported positive net flows of US$785 million in 1Q17 compared with negative net flows of US$79 million in 1Q16. The 1Q17 net flows were driven by strong gross flows in our pension and mutual funds businesses partly offset by higher redemptions of money market funds in mainland China.
·	Japan WAM gross flows in 1Q17 of US$0.2 billion exceeded 1Q16, driven by strong mutual fund sales as a result of the launch of new funds and an improvement in market sentiment.
·
Hong Kong WAM gross flows in 1Q17 of US$0.8 billion increased 38%, reflecting a combination of continued robust organic growth in agency and bank channels, and the impact of our partnership with Standard Chartered Bank.

·	Asia Other (excludes Japan and Hong Kong) WAM gross flows of US$2.7 billion increased 89%, reflecting strong mutual fund sales in mainland China, notably driven by money market flows.
·	Institutional advisory gross flows in 1Q17 of US$0.5 billion decreased 46% due to particularly strong institutional inflows in 1Q16.
·
AUM for our WAM businesses at March 31, 2017 were US$47.7 billion, an increase of 29% compared with March 31, 2016, driven by positive customer net flows over the past year, favourable investment returns and the addition of assets from the acquisition of Standard Chartered's Mandatory Provident Fund and Occupational Retirement Schemes Ordinance businesses in Hong Kong.

New Business Value
New business value in 1Q17 was US$246 million, a 53% increase compared with 1Q16 reflecting strong APE sales, an improvement in product mix and scale benefits, all of which translated to a 5.9 percentage point improvement in NBV margin to 34.7%.
·	Japan NBV in 1Q17 of US$107 million increased 51% as a result of higher sales, scale benefits and a favourable product mix shift.
·	Hong Kong NBV in 1Q17 of US$70 million increased 44% from robust sales growth and scale benefits.
·
Asia Other NBV of US$69 million increased 68% as a result of continued growth in sales, scale benefits and product actions. The growth was most notable in mainland China, the Philippines, Singapore and Vietnam.

Canadian Division
Business highlights
In 1Q17, Canadian Division delivered solid gross and net flows in our wealth and asset management businesses driven by large institutional advisory sales and the strong performance of our mutual fund line-up combined with successful sales campaigns. We reported higher overall insurance sales as a result of a large-case sale in our group benefits business. From an earnings perspective, we experienced higher claims incidence rates in our group benefits long-term disability business that negatively impacted earnings. We continued to execute our digital strategy by launching an online tool for submitting life insurance applications, and by enabling bank deposits to be made through mobile devices.
Earnings
In 1Q17, net income attributed to shareholders was $188 million compared with $600 million in 1Q16, core earnings was $319 million in 1Q17 compared with $338 million in 1Q16 and items excluded from core earnings amounted to a net charge of $131 million in 1Q17 compared with a net gain of $262 million in 1Q16.
Core earnings in 1Q17 decreased $19 million or 6% compared with 1Q16, reflecting unfavourable policyholder experience, primarily related to the higher claims incidence rates in our group benefits long-term disability business, partially offset by higher fee income on wealth and asset management businesses from higher asset levels.
Sales
Insurance sales were $299 million in 1Q17, 93% higher than 1Q16 levels, due to a large-case sale in our group benefits business and higher permanent life sales.
·
Retail insurance sales in 1Q17 of $59 million increased 44% compared with 1Q16, driven by elevated sales of permanent life insurance made in advance of the January 1, 2017 tax-exempt changes. For this reason we do not expect sales to continue at this level.

·	Institutional Markets sales in 1Q17 of $240 million increased 111% compared with 1Q16 reflecting a large-case group benefits sale in 1Q17.

May 3, 2017 – Press Release Reporting First Quarter Results

Wealth and asset management gross flows in 1Q17 were $6.6 billion, an increase of $1.5 billion or 29%, compared with 1Q16 reflecting higher gross flows across all businesses, driven by large institutional advisory sales and strong growth in the mutual fund business. We reported net flows in 1Q17 of $1.0 billion, up from $0.9 billion in 1Q16 due to increased gross flows partially offset by increased mutual fund redemptions and the termination of a large Group Retirement Solutions ("GRS") plan.
·
Mutual fund gross flows of $2.8 billion in 1Q17 increased $0.4 billion or 19% compared with 1Q16, driven by successful sales campaigns and strong performance of our top-selling funds. As at March 31, 2017, mutual fund AUM surpassed $50 billion, reaching record levels for this business.

·	GRS gross flows of $2.0 billion in 1Q17 increased 9% compared with 1Q16, due to higher sales in the large-case segment.
·	Institutional advisory gross flows of $1.8 billion increased 97% compared with 1Q16 due to the funding of large mandates this quarter.
·
AUM for our WAM businesses as at March 31, 2017 were $143 billion, an increase of 15% compared with March 31, 2016, driven by favourable investment returns and positive net flows in our mutual fund and institutional advisory businesses over the past year.

Other Wealth sales were $864 million in 1Q17, a decrease of 8% compared with 1Q16, driven by changes in our fixed products and actions to de-emphasize our higher risk segregated fund products1.
·	Segregated fund product sales in 1Q17 were $719 million, a decrease of 4% compared with 1Q16.
·	Fixed product sales in 1Q17 were $145 million, a decrease of 25% compared with 1Q16.
Manulife Bank net lending assets were $19.6 billion as at March 31, 2017, up $145 million or 1% from March 31, 2016 as growth continues to be challenged by competitive pressures in the residential mortgage market.
U.S. Division
Business highlights

In 1Q17, the U.S. Division delivered record wealth and asset management gross flows for the division, representing a 13% increase over 1Q16, which coupled with lower pension redemptions, contributed to net inflows in all of our U.S. wealth and asset management businesses. We achieved a divisional record of US$268 billion in AUMA in our WAM businesses as at March 31, 2017. We also delivered increased life insurance sales driven by expanded distribution reach and the growing popularity of the Vitality feature. During the quarter, we completed the orderly wind-down of retail individual long-term care sales and we launched a Market Intelligence advisor iPad app for mutual funds with interactive charts and intra-quarter updates of content.

Earnings
Expressed in U.S. dollars, the functional currency of the division, 1Q17 net income attributed to shareholders was US$580 million compared with US$176 million in 1Q16, core earnings was US$389 million in 1Q17 compared with US$283 million in 1Q16, and items excluded from core earnings were a net gain of US$191 million in 1Q17 compared with a net charge of US$107 million in 1Q16.
The US$106 million increase in core earnings was primarily driven by long-term care and annuity policyholder experience gains in 1Q17 compared with life and long-term care policyholder experience losses in 1Q16, higher fee income from higher average assets in our WAM businesses, and lower amortization of deferred acquisition costs on in-force variable annuity business. A portion of the improvement in policyholder experience was due to changes to long-term care claim assumptions made in the second half of 2016.
Sales
Wealth and asset management gross flows in 1Q17 were a record US$15.8 billion, an increase of US$1.9 billion or 13% compared with 1Q16, driven by strong mutual fund sales including higher model allocations from our intermediaries, coupled with strong new plan sales in the small- and mid-case pension markets. Net flows were US$1.7 billion for the quarter, compared with net flows of US$0.7 billion in 1Q16 driven by items listed in gross flows above and improved redemptions in the pension business.
·
John Hancock ("JH") Investments 1Q17 gross flows of US$8.0 billion increased 13% compared with 1Q16. The increase was driven by strong intermediary sales and higher model allocations, complemented by improved market sentiment. Net

[1]	Segregated fund products include guarantees. These products are also referred to as variable annuities.

May 3, 2017 – Press Release Reporting First Quarter Results

flows were US$527 million compared with net flows of US$409 million in 1Q16 reflecting positive gross flows momentum. Assets under management increased 10% from March 31, 2016 to a record US$91.9 billion as at March 31, 2017.

·
JH Retirement Plan Services 1Q17 gross flows of US$6.6 billion increased 17% compared with 1Q16. The increase was driven by strong sales coupled with consistent ongoing contributions from both the small- and mid-case pension markets. Net flows were positive US$525 million compared with negative US$388 million in 1Q16, which in 1Q16 were driven by a large termination associated with the acquired mid-market business.

·	Institutional advisory 1Q17 gross flows of US$1.2 billion were consistent with the prior year. Net flows of US$613 million in 1Q17 were 5% lower than in 1Q16 due to modest variability in redemptions.
·
AUMA for our WAM businesses as at March 31, 2017 were a record US$268 billion, an increase of 10% compared with March 31, 2016, driven by favourable investment returns and positive net flows over the past year.

JH Life sales in 1Q17 of US$113 million represented an increase of 8% compared with 1Q16, driven by strong growth in international, term and protection universal life sales. International sales exceeded the prior year by 31% with continued strength in the high net-worth market. Term sales exceeded 1Q16 by 74% with momentum driven by an expanded distribution reach and the growing popularity of the Vitality feature.
Corporate and Other
Earnings
Corporate and Other reported a net loss attributed to shareholders of $193 million in 1Q17 compared with net income attributed to shareholders of $83 million in 1Q16. The net loss attributed to shareholders is comprised of core loss and items excluded from core loss. The core loss of $141 million in 1Q17 compared with a core loss of $193 million in 1Q16 and the items excluded from core loss amounted to net charges of $52 million compared with gains of $276 million in 1Q16.
The $52 million decrease in core loss was largely due to $46 million of core investment gains in 1Q17 compared with nil in 1Q16. In addition, we reported lower expected macro hedging costs partially offset by higher interest expense due to debt issuances over the year and higher interest allocated on divisional capital.
CORPORATE ITEMS
In a separate news release today, the Company announced that the Board of Directors approved a quarterly shareholders' dividend of 20.5 cents per share on the common shares of MFC, payable on and after June 19, 2017 to shareholders of record at the close of business on May 16, 2017.
The Board of Directors also approved that, in respect of MFC's June 19, 2017 common share dividend payment date, and pursuant to MFC's Canadian Dividend Reinvestment and Share Purchase Plan and its U.S. Dividend Reinvestment and Share Purchase Plan, the required common shares be purchased on the open market. The purchase price of such shares will be based on the average of the actual cost to purchase such common shares. There are no applicable discounts because the common shares are being purchased on the open market and are not being issued from treasury.
Awards & Recognition
In Canada, Manulife has been named to Forbes' 2017 list of Canada's Best Employers—a ranking of the top 300 employers across 25 industries nationwide.
In Canada, Manulife Bank of Canada ranked 4th among 27 Canadian banks and credit unions for customer service experience by Surviscor.
In the Philippines, Manulife won the Reader's Digest Asia Trusted Brand Gold Award in the Investment Fund category for 2017. The award is given to companies that best exemplify trustworthiness and credibility, quality, value, understanding of consumer needs, innovation, and social responsibility.

In the United States, John Hancock won 12 awards at the 11th annual Stevie Awards for Sales and Customer Service.

In Hong Kong, Manulife Asset Management was recognized at the Benchmark Fund of the Year Awards 2016. The Benchmark Fund of the Year Awards recognizes providers that have delivered sustained and consistent outperformance on a risk-adjusted basis with a clear, coherent and sustainable methodology.
Notes
Manulife Financial Corporation will host a First Quarter Earnings Results Conference Call at 8:00 a.m. ET on May 4, 2017. For local and international locations, please call 416-340-8530 or toll free, North America 1-800-769-8320. Please call in ten minutes before the call starts. You will be required to provide your name and organization to the operator. A replay of this call

May 3, 2017 – Press Release Reporting First Quarter Results

will be available by 11:00 a.m. ET on May 4, 2017 through May 18, 2017 by calling 905-694-9451 or 1-800-408-3053 (passcode: 9619497).
The conference call will also be webcast through Manulife's website at 8:00 a.m. ET on May 4, 2017. You may access the webcast at: www.manulife.com/quarterlyreports. An archived version of the webcast will be available on the website following the call at the same URL as above.
The First Quarter 2017 Statistical Information Package is also available on the Manulife website at: www.manulife.com/quarterlyreports.

Media Inquiries Sean B. Pasternak (416) 852-2745 sean_pasternak@manulife.com	Investor Relations Robert Veloso (416) 852-8982 robert_veloso@manulife.com

May 3, 2017 – Press Release Reporting First Quarter Results

Financial Highlights
	Quarterly Results
($ millions, unless otherwise stated, unaudited)	1Q17	4Q16	1Q16
Net income attributed to shareholders	$1,350	$63	$1,045
Preferred share dividends	(41)	(33)	(29)
Common shareholders' net income	$1,309	$30	$1,016
Core earnings(1)	$1,101	$1,287	$905
Basic earnings per common share ($)	$0.66	$0.01	$0.51
Diluted earnings per common share ($)	$0.66	$0.01	$0.51
Diluted core earnings per common share ($)(1)	$0.53	$0.63	$0.44
Return on common shareholders' equity ("ROE")	13.7%	0.3%	10.8%
Core ROE(1)	11.1%	12.9%	9.3%
Sales(1) Insurance products	$1,285	$1,074	$954
Wealth and Asset Management gross flows(1)	$32,954	$38,160	$28,228
Wealth and Asset Management net flows(1)	$4,290	$6,073	$1,676
Other Wealth products	$2,081	$1,737	$2,384
Premiums and deposits(1) Insurance products	$8,471	$8,639	$8,186
Wealth and Asset Management products	$32,954	$38,160	$28,228
Other Wealth products	$1,673	$1,405	$1,441
Corporate and Other	$21	$23	$22
Assets under management and administration ($ billions)(1)	$1,005	$977	$904
Capital ($ billions)(1)	$52.3	$50.2	$49.4
MLI's MCCSR ratio	233%	230%	233%
(1)	This item is a non-GAAP measure.
Performance and Non-GAAP Measures
We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses. A financial measure is considered a non-GAAP measure if it is presented other than in accordance with generally accepted accounting principles used for the Company's audited financial statements. Non-GAAP measures referenced in this presentation include: Core Earnings (Loss); Core ROE; Diluted Core Earnings Per Common Share; Core EBITDA; Core Investment Gains; Constant Currency Basis (measures that are reported on a constant currency basis include percentage growth in Sales, Gross Flows, Premiums and Deposits, Core EBITDA, and Assets under Management and Administration); Premiums and Deposits; Assets under Management; Assets under Management and Administration; Capital; Embedded Value; New Business Value; New Business Value Margin; Sales; APE Sales; Gross Flows; and Net Flows. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP. For more information on non-GAAP financial measures, including those referred to above, see "Performance and Non-GAAP Measures" in our 1Q17 and 2016 Management's Discussion and Analysis.

May 3, 2017 – Press Release Reporting First Quarter Results

The following table summarizes for the past eight quarters core earnings and net income (loss) attributed to shareholders.
Total Company
	Quarterly Results
($ millions, unaudited)	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15
Total core earnings	$1,101	$1,287	$996	$833	$905	$859	$870	$902
Investment-related experience outside of core earnings	-	-	280	60	(340)	(361)	(169)	77
Core earnings plus investment-related experience outside of core earnings	1,101	1,287	1,276	893	565	498	701	979
Other items to reconcile core earnings to net income attributed to shareholders:
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities (details below)	267	(1,202)	414	(170)	474	(29)	232	(309)
Recapture of reinsurance treaties	-	-	-	-	-	(52)	-	-
Change in actuarial methods and assumptions	-	(10)	(455)	-	12	(97)	(285)	(47)
Integration and acquisition costs	(18)	(25)	(23)	(19)	(14)	(39)	(26)	(54)
Tax related items	-	(2)	2	-	1	2	-	31
Other items	-	15	(97)	-	7	(37)	-	-
Net income attributed to shareholders	$1,350	$63	$1,117	$704	$1,045	$246	$622	$600
Other market-related factors
Direct impact of equity markets and variable annuity guarantee liabilities	$222	$(213)	$96	$(97)	$(150)	$77	$(419)	$28
Gains (charges) on higher (lower) fixed income reinvestment rates assumed in the valuation of policy liabilities	50	(847)	218	(113)	407	(97)	647	(362)
Gains (charges) on sale of AFS bonds and derivative positions in the Corporate segment	(5)	(142)	255	40	217	(9)	4	25
Risk reduction items	-	-	(155)	-	-	-	-	-
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	$267	$(1,202)	$414	$(170)	$474	$(29)	$232	$(309)
Asia Division
	Quarterly Results
($ millions, unaudited)	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15
Asia Division core earnings	$408	$388	$394	$342	$371	$334	$338	$283
Investment-related experience outside of core earnings	69	74	62	(25)	(20)	(3)	21	7
Core earnings plus investment-related experience outside of core earnings	477	462	456	317	351	331	359	290
Other items to reconcile core earnings to net income attributed to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	119	(15)	107	(287)	(238)	76	(248)	15
Tax-related items	-	-	-	-	10	2	-	(2)
Integration and acquisition costs	(9)	(4)	(2)	(2)	(2)	-	-	-
Other Items	-	(12)	-	-	-	-	-	-
Net income attributed to shareholders(1)	$587	$431	$561	$28	$121	$409	$111	$303
(1)	The 2015 earnings on assets backing capital allocated to each operating segment have been restated to align with the methodology used in 2016.

May 3, 2017 – Press Release Reporting First Quarter Results

Canadian Division
	Quarterly Results
($ millions, unaudited)	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15
Canadian Division core earnings(1)	$319	$359	$354	$333	$338	$352	$336	$303
Investment-related experience outside of core earnings	(38)	17	35	(88)	(78)	(180)	(144)	14
Core earnings plus investment-related experience outside of core earnings	281	376	389	245	260	172	192	317
Other items to reconcile core earnings to net income (loss) attributed to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(83)	(266)	60	130	346	(201)	97	(114)
Recapture of reinsurance treaty and tax-related items	-	-	-	-	-	(52)	-	1
Integration and acquisition costs	(10)	(18)	(14)	(16)	(6)	(23)	(13)	(14)
Net income (loss) attributed to shareholders(1)	$188	$92	$435	$359	$600	$(104)	$276	$190
(1)	The 2015 earnings on assets backing capital allocated to each operating segment have been restated to align with the methodology used in 2016.
U.S. Division
	Quarterly Results
($ millions, unaudited)	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15
U.S. Division core earnings(1)	$515	$471	$394	$361	$389	$332	$375	$385
Investment-related experience outside of core earnings	31	97	192	93	(233)	(146)	(34)	64
Core earnings plus investment-related experience outside of core earnings	546	568	586	454	156	186	341	449
Other items to reconcile core earnings to net income (loss) attributed to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	222	(623)	72	(47)	82	142	174	(251)
Integration and acquisition costs	-	(1)	(4)	-	(4)	(5)	(8)	(32)
Tax-related items	-	(2)	2	-	-	-	-	-
Other items	-	(15)	(97)	-	7	-	-	-
Net income (loss) attributed to shareholders(1)	$768	$(73)	$559	$407	$241	$323	$507	$166
(1)	The 2015 earnings on assets backing capital allocated to each operating segment have been restated to align with the methodology used in 2016.
Corporate and Other
	Quarterly Results
($ millions, unaudited)	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15
Corporate and Other core loss (excluding expected cost of macro hedges and core investment gains) (1)	$(166)	$(75)	$(102)	$(125)	$(107)	$(85)	$(66)	$(74)
Expected cost of macro hedges	(21)	(36)	(61)	(78)	(86)	(74)	(62)	(46)
Investment-related experience included in core earnings	46	180	17	-	-	-	(51)	51
Total core earnings (loss)	(141)	69	(146)	(203)	(193)	(159)	(179)	(69)
Investment-related experience outside of core earnings	(62)	(188)	(9)	80	(9)	(32)	(12)	(8)
Core loss plus investment-related experience outside of core earnings	(203)	(119)	(155)	(123)	(202)	(191)	(191)	(77)
Other items to reconcile core earnings (loss) to net income (loss) attributed to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	9	(298)	175	34	284	(46)	209	41
Changes in actuarial methods and assumptions	-	(10)	(455)	-	12	(97)	(285)	(47)
Integration and Acquisition Costs	1	(2)	(3)	(1)	(2)	(11)	(5)	(8)
Tax-related items	-	-	-	-	(9)	-	-	32
Other items	-	42	-	-	-	(37)	-	-
Net income (loss) attributed to shareholders(1)	$(193)	$(387)	$(438)	$(90)	$83	$(382)	$(272)	$(59)
(1)
The Corporate and Other segment includes earnings on assets backing capital net of amounts allocated to operating divisions. The 2015 earnings on assets backing capital allocated to each operating segment have been restated to align with the methodology used in 2016.

May 3, 2017 – Press Release Reporting First Quarter Results

Caution regarding forward-looking statements
From time to time, MFC makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the "safe harbour" provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.
The forward-looking statements in this document include statements related to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as "may", "will", "could", "should", "would", "likely", "suspect", "outlook", "expect", "intend", "estimate", "anticipate", "believe", "plan", "forecast", "objective", "seek", "aim", "continue", "goal", "restore", "embark" and "endeavour" (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts' expectations in any way.
Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.
Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified as available-for-sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the failure to realize some or all of the expected benefits of acquisitions; the disruption of or changes to key elements of the Company's or public infrastructure systems; environmental concerns; our ability to protect our intellectual property and exposure to claims of infringement; and our inability to withdraw cash from subsidiaries.
Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found under "Risk Management", "Risk Factors" and "Critical Accounting and Actuarial Policies" in the Management's Discussion and Analysis in our most recent annual report, under "Risk Management and Risk Factors Update" and "Critical Accounting and Actuarial Policies" in the Management's Discussion and Analysis in our most recent interim report, in the "Risk Management" note to consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators.
The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.

May 3, 2017 – Press Release Reporting First Quarter Results